___________, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments and suggestions of November 16, 2007 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 69 to its registration statement.  PEA No. 69 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on September 28, 2007 for the purpose of adding one new series to the Trust: the Minimum Return Fund based on the S&P 500® (the “Fund”).

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Commission, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments does not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

The Fund’s responses to Mr. O’Connor’s comments of November 16, 2007 are as follows:

Prospectus (Investments, Risks and Performance/Guarantee Period and Fees and Expenses)

1.
With respect to the swap agreement and option agreement that the Fund will enter into in connection with the Guarantee, please revise the Fees and Expenses table to include the expenses related to the swap agreement and option agreement payable by the Fund.

The Trust responds by revising the Fees and Expenses table to include the requested expenses as follows:

Fees and Expenses
As an investor, you pay certain fees and expenses if you buy and hold shares of the Fund.  The fees and expenses are described in the tables below and are further explained in the example that follows.

Shareholder Fees(1) (fees paid directly from an investment in the Fund)	Class A	Class B	Class C	Class D
Maximum sales charge (load) imposed on purchases	5.00%	0.00%	1.00%	0.00%
Minimum sales charge (load) imposed on purchases(2)	0.00%	0.00%	1.00%	0.00%
Maximum deferred sales charge (load)(3)	1.00%	5.00%	1.00%	0.00%
Redemption Fee	0.00%	0.00%	0.00%	0.00%

Guarantee Period
Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution (12b-1) Fees(4)	0.25%	1.00%	1.00%	0.00%
Guarantee Fee	0.30%	0.30%	0.30%	0.30%
Other Expenses(5)	0.09%	0.09%	0.09%	0.09%
Total Annual Fund Operating Expenses(8)	1.19%	1.94%	1.94%	0.94%

Guarantee Period
Investment Portfolio Expenses(6) (expenses incurred in connection with the Fund’s Investment Activities)
Swap Fees	1.87%	1.87%	1.87%	1.87%
Option Fees	0.55%	0.55%	0.55%	0.55%
Commissions	0.02%	0.02%	0.02%	0.02%
Net Interest Expense(7)	0.04%	0.04%	0.04%	0.04%
Total Investment Portfolio Expenses(8)	2.48%	2.48%	2.48%	2.48%

(1)	Shareholders will be charged a fee by U.S. Bancorp Fund Services, LLC, the Fund’s transfer agent (“Transfer Agent”) for outgoing wire transfers, returned checks and stop payment orders.

(2)	The initial sales charge on Class C shares is not subject to any reductions or waivers.

(3)
You will be assessed a contingent deferred sales charge (“CDSC”) of 1.00% on Class A shares and Class C shares redeemed within 1 year of purchase, and a CDSC that diminishes from 5.00% to 1.00% on Class B shares redeemed within 6 years of purchase.  The rate of the CDSC charged on Class B shares decreases as the number of years since your purchase increases.  Please see “Shareholder Information-Choosing a Share Class” below for more information.

(4)	The Distribution (12b-1) Fee for the Class B shares and Class C shares represents a 0.75% 12b-1 distribution fee and a 0.25% shareholder servicing fee.

(5)	Because the Fund is new, these expenses, which include custodial, transfer agency, and other customary Fund expenses, are based on estimated amounts for the Fund’s current fiscal year.

(6)	Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.

(7)
Amounts received by the Fund pursuant to daily settlements described above will be invested in cash equivalents and earn interest that is expected to be materially offset by interest payments made pursuant to the Swap Agreement.  When required and to the extent permitted by applicable law, the Fund will borrow any funds necessary to effect its daily settlements obligations and incur a related expense that is expected to be materially offset by payments received pursuant to the Swap Agreement. The Fund may incur a net interest expense as a result.

(8)
Pursuant to an operating expenses limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Operating Expenses for Class A shares, Class B shares, Class C shares and Class D shares do not exceed 1.35%, 2.10%, 2.10% and 1.10%, respectively, of the Fund’s average net assets for at least the Guarantee Period.  (The contractual expense limitation does not apply to the Fund’s Investment Portfolio Expenses.)  This waiver can be terminated only by the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Adviser is permitted to seek reimbursement from the Fund for three years from the date fees were waived or reimbursed, without causing Fund operating expenses to exceed the applicable expense cap.  Any amounts paid pursuant to the Guarantee will not be used to reimburse the Adviser for fees that it waived or reimbursed pursuant to the operating expense limitation agreed to by the Adviser.

2.
With respect to the statement that the Guaranteed Amount will be reduced to the extent the Fund incurs expenses that are not covered by the expense limitation agreement with the Adviser, if the expenses of the swap agreement and option agreement are not covered by the expense limitation agreement with the Adviser please revise footnote six to the Fees and Expenses table to carve out these expenses.

The Trust responds by revising footnote six of the fees and expenses table (which has been renumbered as footnote eight) to read as follows:

(8) Pursuant to an operating expenses limitation agreement between the Adviser and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Operating Expenses for Class A shares, Class B shares, Class C shares and Class D shares do not exceed 1.35%, 2.10%, 2.10% and 1.10%, respectively, of the Fund’s average net assets for at least the Guarantee Period.  (The contractual expense limitation does not apply to the Fund’s Investment Portfolio Expenses.)  This waiver can be terminated only by the Board of Trustees.  The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Adviser is permitted to seek reimbursement from the Fund for three years from the date fees were waived or reimbursed, without causing Fund operating expenses to exceed the applicable expense cap.  Any amounts paid pursuant to the Guarantee will not be used to reimburse the Adviser for fees that it waived or reimbursed pursuant to the operating expense limitation agreed to by the Adviser.

3.	Please include disclosure that discusses the effect of the Guarantee, if any, on shareholders who invest in the Fund subsequent to the Fund’s initial offering.

The Trust responds by adding the following disclosure to this section:

Subsequent to the Fund's initial offering, the NAV of the Fund could increase or decrease during the Guarantee Period.  Changes in the fair market value of the Option Agreement and the Swap Agreement will be adjusted and settled daily through payments received/made by the Fund and the counterparty thereto (see the description of the Option Agreement and the Swap Agreement below under "The Guarantee and the Financial Guaranty Agreement").  As a result of these daily adjustments and settlements, the Fund's daily NAV per share will reflect the equivalent of what may be viewed as the current economic value of the Guarantee.

Prospectus (Investments, Risks and Performance/The Guarantee and The Financial Guaranty Agreement)

4.
With respect to the following disclosure: “Amounts received by the Fund pursuant to daily settlements described above will be invested in cash equivalents and earn interest.  When required and to the extent permitted by applicable law, the Fund will borrow any funds necessary to effect its daily settlements obligations and incur a related interest expense,” please include the “related interest expense” in the estimated fees and expenses of the Fund shown in the Fees and Expenses Table.  Additionally, if this interest expense is not covered by the operating expense limitation agreement with the Adviser, please revise footnote six to the Fees and Expenses table to carve out this expense.

The Trust responds by revising the Fees and Expenses table as noted in the response to Comment 1 above.  The Trust further responds by revising footnote seven to the Fees and expenses table as noted in the response to Comment 2 above.

Prospectus (Investments, Risks and Performance/Principal Investment Strategies and Principal Risks)

5.
To the extent that the Fund’s investments, including but not limited to derivative securities, and the Fund’s portfolio turnover rate may generate short term capital gains that are taxable at ordinary rates, please include appropriate risk disclosure to this effect.

The Trust responds by adding the following risk disclosure to this section:

Tax Risk.  The Fund’s transactions in derivative securities, including, but not limited to, options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.

6.
With respect to the Derivative Securities Risk disclosure, please state whether the Fund has any limits on its investments in derivative securities other than the limitations on investments in illiquid securities.

The Trust responds by stating that the Fund does not have any limits on its ability to invest in derivative securities, and by revising the risk disclosure to read as follows:

Derivative Securities Risk.  The Fund may invest in derivative securities, including assets in margin requirements for futures contracts on stock indexes, a variety of swap agreements, options on futures contracts and other financial instruments, such as options on securities and stock index options.  These are financial instruments that derive their performance from the performance of an underlying asset, index, interest rate or currency exchange rate.  Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative.  Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Fund.  The Fund could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market.  The market for many derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.  The Fund is restricted to investing no more than 15% of its total assets in securities that are illiquid; that is, not readily marketable.  The Fund does not have any limits on its investments in derivative securities, other than the restriction on investing in illiquid securities.

Prospectus (Investments, Risks and Performance/Fees and Expenses and Expense Example)

7.
Please remove the “Post Guarantee Period” fee table and related “Post Guarantee Period” expense example, as the time period covered by these items is far into the future and may be misleading to shareholders.

The Trust responds by removing the requested sections.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at 414/765-5384.

Sincerely,

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.
Helge Lee, Godfrey & Kahn, S.C.